Exhibit 23.2

KPMG LLP 345 Park Avenue New York, NY 10154-0102

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 27, 2025, with respect to the consolidated financial statements of Foot Locker, Inc. and subsidiaries (the Company) including the consolidated balance sheets as of February 1, 2025 and February 3, 2024, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the three years in the three-year period ended February 1, 2025 and related notes (collectively, the financial statements), and the effectiveness of internal control over financial reporting, incorporated herein by reference.

New York, New York
May 21, 2025

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.